SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 5, 2003

Alaska Pacific Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Alaska	0-26003	92-0167101
State or other jurisdiction of incorporation	Commission File Number	(I.R.S. Employer Identification No.)

2094 Jordan Avenue, Juneau, Alaska	99801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code) (907) 789-4844

Not Applicable

(Former name or former address, if changed since last report)

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

Exhibit

99.1 News release of Alaska Pacific Bancshares, Inc. dated May 5, 2003

Item 9. Regulation FD Disclosure

On May 5, 2003, Alaska Pacific Bancshares, Inc. issued its earnings release for the quarter ended March 31, 2003. A copy of the earnings release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

The information being furnished under this "Item 9. Regulation FD Disclosure" is intended to be furnished under "Item 12. Disclosure of Results of Operations and Financial Condition." The information in this report shall not be treated as "filed" for purposes of the Securities Exchange Act of 1934 and shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934.

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALASKA PACIFIC BANCSHARES, INC.

DATE: May 9, 2003   By: /s/Roger K. White
                                          Roger K. White
                                          Senior Vice President and
                                            Chief Financial Officer

Exhibit 99.1

Alaska Pacific Bancshares, Inc.

News Release
For Immediate Release


ALASKA PACIFIC ANNOUNCES
FIRST QUARTER RESULTS


JUNEAU, Alaska, May 5, 2003 -- Alaska Pacific Bancshares, Inc. (OTCBB: AKPB), the parent company of Alaska Pacific Bank, announced net income of $85,000 ($.14 per diluted share), for the first quarter of 2003. This follows record net income of $972,000 ($1.61 per diluted share) for the fourth quarter of 2002 and $294,000 ($.50 per diluted share) for the first quarter of 2002. However, comparability with prior quarters was affected by (1) a nonrecurring loss on the sale of an office building in the first quarter of 2003 of $85,000 ($51,000 after tax) and (2) a "normal" tax provision in the first quarter following recognition in the fourth quarter of the full benefit of remaining tax net operating loss carryforwards ("NOLs"). For several years prior to the fourth quarter of 2002, the Company recognized no income tax expense, thereby recognizing the benefit of the NOLs only to the extent of current income in each period.

Pre-tax income before nonrecurring items was $227,000 for the first quarter of 2003, compared with $380,000 for the fourth quarter of 2002 and $294,000 for the first quarter of 2002. The 23% drop in pre-tax income from the first quarter last year is largely the result of rapid loan prepayments, particularly in mortgages, during this period of low interest rates. Management has chosen to sell new mortgages rather than keep the low-yielding fixed-rate loans in the portfolio. As a result, growth in revenues, net interest income in particular, has slowed and is not able to keep up with the growth in expenses necessary to continue with the Company's long-term strategic plan. "The problem is easily repaired over several months," according to Roger K. White, Senior Vice President and CFO, "simply by keeping more newly originated mortgages in the portfolio. Now that the bulk of the refinance boom is nearing an end, we plan to keep a greater portion of our mortgage production for the rest of 2003, funded at least in part by fixed-rate borrowings and certificates of deposit to help control interest-rate risk."

Gains on sale of mortgage loans for the first quarter were $182,000, compared with just $28,000 for the same quarter a year ago, but were down $15,000 from the $197,000 in the fourth quarter of 2002. Other noninterest income continued strong at $244,000 for the quarter, up 17% from $209,000 for the first quarter of 2002, due primarily to increased emphasis on deposit and other services to small business customers.

Noninterest expense for the first quarter of 2003, excluding the loss on the building sold, increased $219,000, or 14%, from the first quarter of 2002, reflecting continued emphasis on improvements in staff, systems and facilities to enable planned growth over the next several years. "It was tempting to delay our improvement plans while feeling the effects of unprecedented mortgage prepayments," said Craig E. Dahl, President and CEO, "but we felt it was in the shareholders' best interests to continue our long-term strategy."

In addition to continued emphasis on growth in serving small business and consumers, Alaska Pacific Bank has recently acquired leased facilities near its headquarters in Juneau that will house the Bank's mortgage lending division. It is planned to open in those facilities under the name "Alaska Pacific Mortgage."

As previously announced, the Company declared an increase in its regular quarterly dividend to $.07 per share, payable May 16, 2003, to shareholders of record as of May 5, 2003.

Forward-Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the economy in Southeast Alaska, the real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission.

Contact: Roger K. White   Craig E. Dahl
Senior Vice President and CFO   or   President and CEO
907-790-5135   907-790-5101

Alaska Pacific Bancshares, Inc.
Financial Highlights (Unaudited)
First Quarter 2003

(dollars in thousands, except per-share amounts)

	Three Months Ended		
	March 31, 2003	December 31, 2002	March 31, 2002
Condensed Income Statement:			
Interest income	$2,175	$2,276	$2,361
Interest expense	(521)	(562)	(685)
Net interest income	1,654	1,714	1,676
Provision for loan losses	(75)	(75)	(60)
Gain on sale of mortgage loans	182	197	28
Other noninterest income	244	250	209
Nonrecurring loss on sale of building	(85)	-	-
Other noninterest expense	(1,778)	(1,706)	(1,559)
Income before income tax	142	380	294
Income tax (expense) or benefit	(57)	592	-
Net income	$ 85	$ 972	$ 294
Earnings per share:			
Basic	$.15	$1.69	$.52
Diluted	.14	$1.61	.50
Performance Ratios:			
Return on average equity	2.28%	26.89%	8.96%
Return on average assets	0.22	2.56	0.82
Yield on average earning assets	6.06	6.41	6.97
Cost of average interest-bearing liabilities	1.72	1.87	2.34
Interest rate spread	4.34	4.54	4.63
Net interest margin on:			
Average earning assets	4.61	4.82	4.94
Average total assets	4.32	4.51	4.66
Efficiency ratio (a)	98.16	86.86	82.71
Average balances:			
Loans	$107,096	$113,495	$113,166
Earning assets	143,527	142,117	135,592
Assets	153,227	152,045	144,007
Deposits	127,383	132,635	121,955
Interest-bearing liabilities	121,290	120,315	117,204
Shareholders' equity	14,926	14,460	13,132
Average shares outstanding:			
Basic	581,454	574,311	570,378
Diluted	615,613	602,967	582,264

	March 31, 2003	December 31, 2002	March 31, 2002
Balance sheet data:			
Total assets	$156,660	$154,339	$141,347
Loans, net	102,411	106,122	112,804
Total deposits	129,753	132,681	120,712
Federal Home Loan Bank advances	9,883	5,000	5,000
Shareholders' equity	14,885	14,967	13,273
Shares outstanding (b)	623,132	623,132	623,132
Book value per share	$23.89	$24.02	$21.30
Asset quality:			
Allowance for loan losses	$1,200	$1,152	999
Allowance as a percent of loans	1.16%	1.07%	0.88%
Nonaccrual loans	$1,599	$1,777	$1,369
Total nonperforming assets	1,889	1,966	1,465
Net chargeoffs (recoveries) for quarter	27	24	-

(a) Noninterest expense divided by the sum of net interest income and noninterest income, excluding gains on sale of loans or securities.

(b) Excludes only treasury stock.